Form 51-102F3
Material Change Report

Item 1.  Name and Address of Company

CIBT Education Group Inc. (the "Company")
Suite 1200, 777 West Broadway
Vancouver, BC, V5Z 4J7

Item 2.  Date of Material Change

November 3, 2009

Item 3.  News Release

A news release dated November 4, 2009 was disseminated to various media outlets and other publications.

Item 4.  Summary of Material Change

The Company has closed the first tranche of the non-brokered private placement reported in their news release of October 27, 2009.

Item 5.1  Full Description of Material Change

The Company has closed the first tranche of the Canadian non-brokered private placement reported in their news release of October 27, 2009.  Under the first tranche closing, the Company has raised $2,100,000 million by the issuance of 3,000,000 common shares at a price of $0.70 per share.  A finder’s fee was paid, consisting of a cash commission of $105,000 and finder’s warrants, exercisable for one year, entitling the holder to purchase 210,000 common shares of the Company at a price of $0.70.  The securities issued in the first tranche closing are subject to a hold period expiring on March 4, 2010.

Item 5.2  Disclosure for Restructuring Transactions

Not applicable.

Item 6.  Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

If this Report is being filed on a confidential basis in reliance on subsection 7.1(2) or (3) of National Instrument 51-102, state the reasons for such reliance.

Not applicable.

Item 7.  Omitted Information

Not applicable.

Item 8.  Executive Officer

Toby Chu, chief executive officer
Telephone: 604 871 9909

Item 9.  Date of Report

November 4, 2009.